UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amendments to Articles of Association

First Amendment

As previously reported, at the 2021 annual general meeting of shareholders of ProQR Therapeutics N.V. (the “Company”) held on May 19, 2021 (the “2021 Annual General Meeting”), the Company’s shareholders approved the first amendment to the Articles of Association of the Company to combine the existing compensation committee and nominating and corporate governance committee into one committee, to be named the compensation, nominating and corporate governance committee, and to establish a new research and development committee (the “First Amendment”).

Second Amendment

At the 2021 Annual General Meeting, the Company’s shareholders also approved the second amendment to the Articles of Association of the Company to increase the authorized share capital for ordinary shares from 90,000,000 ordinary shares to 170,000,000 ordinary shares (the “Second Amendment” and together with the First Amendment, the “Amendments”). The additional ordinary shares authorized by the Second Amendment has rights identical to the Company’s currently outstanding ordinary shares.

The Amendments were each evidenced by an executed notarial deed of amendment of the Company’s Articles of Association and became effective as of June 10, 2021.

The foregoing summary of the Amendments is qualified in its entirety by reference to the full text of the Company’s Articles of Association, as amended (the “Amended Articles of Association”), a copy of which is attached hereto as Exhibit 1.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein into the Company’s registration statements on Form F-3 (File No. 333-228251 and File No. 333-248740).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: July 8, 2021	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

1.1	Amended Articles of Association of the Company effective as of June 10, 2021